

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2014

Via E-mail
Mr. John Little
Chief Financial Officer
AVG Technologies N.V.
Gatwickstraat 9-39,
1043 GL Amsterdam
The Netherlands

> **Re:** **AVG Technologies N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 5, 2013**
> **File No. 1-35408**

Dear Mr. Little:

We have reviewed your letter dated January 28, 2014 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 2, 2014.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Non-U.S. GAAP Measures

Unlevered free cash flow, page 58

1.   We note your response to prior comment 2. Although we note your representation that you use unlevered cash flow as an operating measure, this representation continues to be inconsistent with your proposed reconciliation.   For example, while your proposed

calculation of unlevered cash flow begins with operating income, it adds back movements in working capital and payments for property and equipment and intangible assets which are cash flow adjustments that appear to support use of this metric as a liquidity measure. If unlevered cash flow is intended to be a performance measure, please revise your proposed reconciliation to remove such cash flow adjustments. Alternatively, if unlevered cash flow is intended to be a liquidity measure, please revise the reconciliation included in your filing to remove the adjustment for interest expense in accordance with Item 10(e)(1)(ii) of Regulation S-K which prohibits excluding charges that will require cash settlement from a non-GAAP liquidity measure. Please provide us with updated proposed disclosure addressing our concerns.

Results of Operations, page 65

2. We note your response to prior comment 3. As previously requested, please explain to us why disclosure of paid clicks disaggregated for mobile vs. full-screen users would not be useful disclosure. In this regard, we note that your prior response indicates that the measures are not useful; however you provide no explanation as to why they are not useful. As part of your response, please explain how you concluded that these measures are not useful considering that your disclosure on page 59 indicates that platform derived revenues depend, in part, on the growth in the volume of paid clicks.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Katherine Wray, Attorney-Advisor at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief